==============================================================================





                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                     for the year ended December 31, 1999

        AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                            (Full title of the Plan)

                      AMERICAN HOME PRODUCTS CORPORATION
         (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms

                          Madison, New Jersey 07940
                   (Address of principal executive office)




==============================================================================

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMERICAN HOME PRODUCTS CORPORATION
                              ----------------------------------
                                                (Registrant)


                              By:   /s/ Paul J. Jones
                                    -----------------

                                    Paul J. Jones
                                    Vice President and Comptroller

Date: June 21, 2000

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN - PUERTO RICO



                                    By:   /s/ Thomas M. Nee
                                          -----------------

                                          Thomas M. Nee
                                          Chairman of the American Home
                                          Products Corporation Savings
                                          Plan Committee

Date: June 21, 2000

                       AMERICAN HOME PRODUCTS CORPORATION

                           SAVINGS PLAN - PUERTO RICO

                              FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1999 and 1998

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                       AMERICAN HOME PRODUCTS CORPORATION

                           SAVINGS PLAN - PUERTO RICO

                          DECEMBER 31, 1999 and 1998

                                      INDEX

                                                                     Page
                                                                     ----

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 1999 and 1998                                1

Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended

December 31, 1999                                                      2

Notes to Financial Statements                                        3 - 8

Supplemental Schedules:

I.     Item 4i - Schedule of Assets Held for
       Investment Purposes as of December 31, 1999                Schedule I

II.    Item 4j - Schedule of Reportable Transactions
       For the Year Ended December 31, 1999                       Schedule II


Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1999 and 1998, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 1999 and 1998, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
June 5, 2000

          American Home Products Corporation Savings Plan - Puerto Rico
           Statements of Net Assets Applicable to Participants' Equity
                        As of December 31, 1999 and 1998




                                                              December 31,
                                                           1999          1998
                                                       -----------   -----------
Assets:
       Investments, at fair value                     $40,086,702    $39,800,164

       Loans to participants                            5,166,908      4,201,952

       Receivables:
           Employer contribution                          102,179         94,592
           Participant contribution                       323,540        284,131
           Loan repayments                                138,741        117,497
           Due from broker for securities sold              1,822        107,516
                                                      -----------    -----------
                 Total receivables                        566,282        603,736
                                                      -----------    -----------


       Cash and cash equivalents                          823,715        555,315
                                                      -----------    -----------


Net Assets Applicable to Participants'
Equity                                                $46,643,607    $45,161,167
                                                      ===========    ===========


               The accompanying notes to financial statements are
                     an integral part of these statements.


         American Home Products Corporation Savings Plan - Puerto Rico
     Statement of Changes in Net Assets Applicable for Participants' Equity
                      For The Year Ended December 31, 1999

                                                              Year ended
                                                           December 31, 1999


     Additions to net assets attributed to:
      Investment Loss:
         Net depreciation in market value
         of investments                                        ($3,384,240)
         Interest                                                  886,457
         Dividends                                               1,511,132
                                                              ------------
             Total investment loss                                (986,651)



      Contributions:
         Employer                                                1,914,717
         Participant                                             5,959,090
                                                              ------------
             Total contributions                                 7,873,807
                                                              ------------

                 Total additions                                 6,887,156
                                                              ------------


     Deductions from net assets attributed to:
         Benefits paid to participants                           5,404,716
                                                              ------------

         Net additions                                           1,482,440



     Net Assets Applicable to Participants'
     Equity:
         Beginning of Year                                      45,161,167
                                                              ------------

         End of Year                                           $46,643,607
                                                              ============


               The accompanying notes to financial statements are
                      an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                           SAVINGS PLAN - PUERTO RICO
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan
- Puerto Rico (the "Plan") only provides general information. Participants should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not a member of a recognized collective bargaining agreement unit are eligible to participate in the Plan after attaining age 21, as defined in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Puerto Rico Internal Revenue Code (the "PR Code").

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute an amount equal to 50% of the first 6% of the participant's covered compensation to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the PR Code, salary deferral contributions that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in their matching contributions according to the following schedule:

                                                       Vesting
                Years of Continuous Service           Percentage
                ---------------------------           ----------
                    1 year completed                      0%
                    2 years completed                    25%
                    3 years completed                    50%
                    4 years completed                    75%
                    5 years completed                   100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting. During 1999, forfeitures of $12,488 were used to offset Company contributions. As of December 31, 1999, the amount of forfeitures available to offset future Company contributions totaled $24,201.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan document, before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHPC Savings Plan Committee - Puerto Rico (the "Committee"), and have no other funds that are readily available to meet that need. Participants are limited to one hardship and one non-hardship withdrawal each year.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Loans
-----

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on outstanding loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendments to the Plan
----------------------

Effective July 1, 1999, the Committee amended the Plan to allow pre-approved withdrawals for active employees with respect to after-tax savings and for distributions after age 59 1/2.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

AHPC's common stock fund is recorded at the fair market value at December 31, 1999 and 1998. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31, 1999 and 1998. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information supplied by Fidelity Management Trust Company which approximates market value (see also NOTE
3).

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net depreciation of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

The net change in the difference between cost and current market value of investments held is reflected in net depreciation of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by AHPC.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgements and estimates made by management.

Reclassification
----------------

Certain reclassifications have been made to the December 31, 1998 financial statements to conform with the December 31, 1999 presentation.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

     Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.49% and 6.59% for 1999 and 1998, respectively.

     AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

     Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

     Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

     Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

     Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

     Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

     MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Banco Popular de Puerto Rico is the Plan's trustee. Fidelity Management Trust Company is the recordkeeper of the participant accounts, custodian of the Plan's assets, and is a party-in-interest to the Plan.

NOTE 5 - INCOME TAX STATUS
         -----------------

Puerto Rico
-----------

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter that covers all plan amendments through January 1, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and the trust, meet the requirements of the Act. The principal income tax consequences of participation in the Plan, are discussed in the Summary Plan Description and the Plan Prospectus.

Federal Income Tax Status
-------------------------

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Summary Plan Description.

NOTE 6 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                     1999           1998
                                                     ----           ----
     AHPC Common Stock Fund, 318,055 and
     269,764 shares, respectively                 $12,543,294   $15,191,085

     Fidelity Balanced Fund                        $5,798,485    $5,212,689

     Fidelity Spartan U.S. Equity Index Fund      $10,856,231    $9,387,860

     Monumental Life Insurance
           GIC 6.95% Due 12/15/00                  $2,436,930    $2,278,789



During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($3,384,240) as follows:

                         Mutual Funds       $1,842,222
                         Common Stock       (5,226,462)
                                           -----------
                         Total             ($3,384,240)
                                           ===========

NOTE 8 - SUBSEQUENT EVENTS
         -----------------

On March 21, 2000, the Company announced that it signed a definitive agreement with BASF Aktiengesellschaft for the sale of the Cyanamid Agricultural Products business. Under this agreement, account balances of active employees of the Agricultural business would be transferred out of the Plan.


                                                                      Schedule I

          American Home Products Corporation Savings Plan - Puerto Rico
      Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1999
                   Employer Identification Number - 13-2526821
                                Plan Number - 060

                                                   (d) Cost/
                            (c) Description of       Contract        (e)Current
(a&b) Identity of Issuer        Investment             Value            Value
------------------------    -------------------     -----------      -----------

Group Annuity and Investment Contracts:
---------------------------------------

AIG Life Insurance          GIC 5.38% Due 12/15/04   $1,026,432       $1,026,432


Allstate Life Insurance     GIC 6.55% Due 12/16/02    1,520,872        1,520,872


Monumental Life Insurance   GIC 6.95% Due 12/15/00    2,436,930        2,436,930


New York Life Insurance     GIC 6.91% Due 12/15/04      405,449          405,449


Transamerica Life and       GIC 6.08% Due 12/15/00    1,649,475        1,649,475
Annuity                                             -----------      -----------


      Total Group Annuity and Other
      Investment Contracts                           $7,039,158       $7,039,158
                                                    ===========      ===========

American Home Products
Corporation Common Stock*   318,055 shares          $12,672,512      $12,543,294
------------------------                            ===========      ===========

* Represents a party-in-interest to the Plan

               The accompanying notes to financial statements are
                       an integral part of this schedule.


                                                                      Schedule I
                                                                     (Continued)

          American Home Products Corporation Savings Plan - Puerto Rico
      Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1999
                   Employer Identification Number - 13-2526821
                                Plan Number - 060

                                                   (d) Cost/
                            (c) Description of      Contract        (e)Current
(a&b) Identity of Issuer        Investment           Value             Value
------------------------    -------------------    ----------       -----------

Mutual Funds:
-------------

Fidelity Management Trust     Magellan Fund
Company*                      22,715 shares         $2,556,363        $3,103,578
                                                   ===========       ===========

Fidelity Management Trust     Balanced Fund
Company*                      377,505 shares        $5,668,658        $5,798,485
                                                   ===========       ===========

Fidelity Management Trust     International Growth
Company*                      & Income Fund
                              14,975 shares           $338,711          $450,768
                                                   ===========       ===========

Fidelity Management Trust     Spartan U.S. Equity
Company*                      Index Fund
                              208,412 shares        $6,782,171       $10,856,231
                                                   ===========       ===========

Fidelity Management Trust     Low-Priced Stock
Company*                      Fund
                              10,001 shares           $248,300          $226,424
                                                   ===========       ===========

Miller Anderson & Sherrerd    MAS Value Portfolio
                              5,678 shares             $85,422           $68,764
                                                   ===========       ===========


Loans Receivable:

Loans to Plan Participants    Rates ranging from
                              8.75% to 10%
                              Due through 2015     $5,166,908         $5,166,908
                                                   ===========       ===========


* Represents a party-in-interest to the Plan

               The accompanying notes to financial statements are
                       an integral part of this schedule.

                                                                                                                         Schedule II
                                           American Home Products Corporation Savings Plan - Puerto Rico
                                     Schedule H Item 4j- Schedule of Reportable Transactions (a)
                                               For the Year Ended December 31, 1999
                                            Employer Identification Number - 13-2526821
                                                          Plan Number - 060

                                                                                                        (h) CURRENT
                                                                           (f)EXPENSES                    VALUE OF
                                       (c)                                   INCURRED                     ASSET ON
(a&b) IDENTITY OF PARTY INVOLVED     PURCHASE   (d) SELLING   (e) LEASE        WITH      (g) COST OF    TRANSACTION  (i) NET GAIN OR
      AND DESCRIPTION OF ASSET        PRICE         PRICE        RENTALS   TRANSACTION       ASSET         DATE            LOSS
------------------------------------------------------------------------------------------------------------------------------------

AIG LIFE INSURANCE
    21 PURCHASES                    $2,812,133            $0          $0            $0    $2,812,133     $2,812,133               $0
    18 SALES                                $0    $2,363,000          $0            $0    $2,363,000     $2,363,000               $0

FIDELITY MANAGEMENT
TRUST COMPANY
INSTITUTIONAL MONEY MARKET FUND
    130 PURCHASES                   $8,307,332            $0          $0            $0    $8,307,332     $8,307,332               $0
    191 SALES                               $0    $8,421,112          $0            $0    $8,421,112     $8,421,112               $0



(a)  Reportable transactions are those purchases and sales of the same security which, individually or in the aggregrate exceed 5% of the total plan net assets as of the beginning of the year.

                     The accompanying notes to financial statements are an integral part of this schedule.

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
               -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No.'s 33-45324 and 33-57339 and Form S-8 Registration Statements Nos.' 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509, and
333-76939.

                                                     ARTHUR ANDERSEN LLP
New York, New York
June 21, 2000